Ecopetrol reports on the opening of an investigation by the Superintendency of Industry and Commerce

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) reports that between May 3, 2024 and May 9, 2024, the Company and its subsidiaries,  Cenit Transporte y Logística de Hidrocarburos S.A.S. (“CENIT”) and Oleoducto Central S.A. (“Ocensa”) were notified of Resolution No. 20884 of April 26, 2024, through which the Superintendency of Industry and Commerce (SIC) opened an investigation and formulated charges to determine alleged infringements to the laws on protection of free economic competition, in accordance with Article 1 of Law 155 of 1959.

Consequently, the Deputy Superintendent for Competition Protection of the SIC, ordered: "(…) the legal and natural persons investigated to publish the below text in a newspaper of wide regional or national distribution, within the five (5) business days following the notification of this administrative act, all in compliance with Article 17 of Law 1340 of 2009, modified by Article 156 of Decree 19 of 2012:

“It is reported that the Superintendency of Industry and Commerce, through Resolution No. 20884 of 2024, formulated charges and ordered the opening of an investigation. In this administrative act, the Delegation formulated principal and subsidiary charges as follows:

On one hand, the principal charge has been made against EMPRESA COLOMBIANA DE PETRÓLEOS S.A. identified with NIT 899.999.068-1, CENIT TRANSPORTE Y LOGÍSTICA DE HIDROCARBUROS S.A.S. identified with NIT 900.531.210-3, OLEODUCTO CENTRAL S.A. identified with NIT 800.251.163-0 and HELISTAR S.A.S. identified with NIT 811.020.344-6, for alleged infringements to the laws on protection of free economic competition, in particular, an infringement of prohibitions of Article 1 of Law 155 of 1959 for the alleged interference in processes for the contracting of helicopter service between 2011 and 2023, in the modality of responsibility provided in numeral 15 of Article 4 of Decree 2153 of 1992, modified by Article 25 of Law 1340 of 2009.

The principal charge also includes charges against MILTON CABEZA PEÑARANDA, identified with citizenship card No. 88.155.520, CARLO EMMANUEL CABRA MARTÍNEZ, identified with citizenship card No. 79.396.676, NICOLÁS SEBÁSTIAN MURILLO ROZO, identified with citizenship card No. 1.013.588.520, MARÍA ANGÉLICA CUBILLOS BUSTOS, identified with citizenship card No. 52.057.618 and JOSE FEDERICO ESCOBAR GONZÁLES, identified with citizenship card No. 15.349.431 for allegedly having incurred in the responsibility provided in numeral 16 of Article 4 of Decree 2153 of 1992, modified by Article 26 of Law 1340 of 2009, because they would have collaborated, facilitated, authorized, executed and/or tolerated by action and/or omission the facts or actions constituting the infringements under investigation, in accordance with the provisions of numeral 16 of Article 4 of Decree 2153 of 1992, modified by Article 26 of Law 1340 of 2009.

On the other hand, the subsidiary charge has been made against EMPRESA COLOMBIANA DE PETRÓLEOS S.A. identified with NIT 899.999.068-1, CENIT TRANSPORTE Y LOGÍSTICA DE HIDROCARBUROS S.A.S. identified with NIT 900.531.210-3 and OLEODUCTO CENTRAL S.A. identified with NIT 800.251.163-0, for alleged infringements to the laws on protection of free economic competition, in particular, infringements of prohibitions in Article 1 of Law 155 of 1959 for their behavior related to the contracting of helicopter service between 2011 and 2023, in accordance with the liability established in numeral 15 of Article 4 of Decree 2153 of 1992, modified by Article 25 of Law 1340 of 2009.

The subsidiary charge also includes charges against NICOLÁS SEBÁSTIAN MURILLO ROZO, identified with citizenship card No. 1.013.588.520, MARÍA ANGÉLICA CUBILLOS BUSTOS, identified with citizenship card No. 52.057.618 and JOSE FEDERICO ESCOBAR GONZÁLES, identified with citizenship card No. 15.349.431 for allegedly having incurred in the actions described in numeral 16 of Article 4 of Decree 2153 of 1992, modified by Article 26 of Law 1340 of 2009, because they would have collaborated, facilitated, authorized, executed and/or tolerated by action and/or omission the actions or omissions constituting the infringements under investigation, in accordance with the provisions of numeral 16 of Article 4 of Decree 2153 of 1992, modified by Article 26 of Law 1340 of 2009.

Therefore, in the terms provided by Article 19 of Law 1340 of 2009, modified by Article 157 of Decree 019 of 2012, competitors, consumers or, in general, anyone who accredits a direct and individual interest in the present investigation, within fifteen (15) business days following the publication of the opening of the investigation on the website of the Superintendency of Industry and Commerce, may intervene by contributing with the facts and evidence they intend to assert, to the file registered with No. 23-143730, which is located in the Superintendency of Industry and Commerce”.

Prior to compliance with this obligation, Ecopetrol and its subsidiaries will respond to the charges in accordance with due process, during the time established for such purposes. Ecopetrol’s response will be published through the same means as the above notice.

Bogota D.C., May 10, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co